Wells Fargo Advantage California Municipal Money Market Fund

After the close of business on July 9, 2010, California Municipal Money Market Fund acquired the net assets of Evergreen California Municipal Money Market Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen California Municipal Money Market Fund for 446,319,848 shares of California Municipal Money Market Fund valued at $446,260,080 at an exchange ratio of 1.00. Shareholders holding Class A, Class S and Class I shares of Evergreen California Municipal Money Market Fund received Class A, Sweep Class and Service Class shares, respectively, of California Municipal Money Market Fund in the reorganization. The investment portfolio of Evergreen California Municipal Money Market Fund with a fair value of $445,550,863 and amortized cost of $445,550,863 at July 9, 2010 were the principal assets acquired by California Municipal Money Market Fund. The aggregate net assets of Evergreen California Municipal Money Market Fund and California Municipal Money Market Fund immediately prior to the acquisition were $446,260,080 and $2,586,576,467, respectively. The aggregate net assets of California Municipal Money Market Fund immediately after the acquisition were $3,032,836,556. For financial reporting purposes, assets received and shares issued by California Municipal Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen California Municipal Money Market Fund was carried forward to align ongoing reporting of California Municipal Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for California Municipal Money Market Fund, California Municipal Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been:

Net investment income $478,859
Net realized and unrealized gains (losses) on investments $ 28,076
Net increase in net assets resulting from operations $506,935

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen California Municipal Money Market Fund that have been included in California Municipal Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Government Money Market Fund

After the close of business on July 9, 2010, Government Money Market Fund acquired the net assets of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund at an exchange ratio of 1.00. Shareholders holding Class A and Class S shares of Evergreen U.S. Government Money Market Fund received Class A and Sweep Class shares, respectively, of Government Money Market Fund in the reorganization. Shareholders holding Class IS, Class I, Class IN and Class P shares of Evergreen Institutional U.S. Government Money Market Fund received Service Class, Institutional Class, Institutional Class and Service Class shares, respectively, of Government Money Market Fund in the reorganization. The investment portfolio of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund with fair values of $677,045,951 and $1,421,726,121, respectively, and amortized costs of $677,045,951 and $1,421,726,121, respectively, at July 9, 2010, were the principal assets acquired by Government Money Market Fund. For financial reporting purposes, assets received and shares issued by Government Money Market

Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund were carried forward to align ongoing reporting of Government Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized appreciation acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund
Evergreen U.S. Government Money Market Fund
Value of Net Assets Acquired
$ 677,542,188
Number of Shares Issued
507,981,859 Class A
169,606,962 Sweep Class
Acquired Fund
Evergreen Institutional U.S. Government Money Market Fund
Value of Net Assets Acquired
 1,423,371,926
Number of Shares Issued
99,516,216 Service Class
1,324,050,351 Institutional Class

The aggregate net assets of the Government Money Market Fund immediately before and after the acquisitions were $25,563,224,306 and $27,664,138,420 respectively.
Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Government Money Market Fund, Government Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been

Net investment income $3,899,163
Net realized and unrealized gains (losses) on investments $ (191,442)
Net increase in net assets resulting from operations $3,707,721

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen U.S. Government Money Market Fund and Evergreen Institutional U.S. Government Money Market Fund that have been included in Government Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Heritage Money Market Fund

After the close of business on July 9, 2010, Heritage Money Market Fund acquired the net assets of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund at an exchange ratio of 1.00. Shareholders holding Class AD, Class I, Class IS, Class IN and Class P shares of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund received Institutional Class, Institutional Class, Service Class, Institutional Class and Service Class shares, respectively, of Heritage Money Market Fund in the reorganizations. The investment portfolio of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund with fair values of $5,242,726,421 and $2,728,433,070, respectively, and amortized costs of $5,242,726,421 and $2,728,433,070, respectively, at July 9, 2010, were the principal assets acquired by Heritage Money Market Fund. For financial reporting purposes, assets received and shares issued by Heritage Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund were carried forward to align ongoing reporting of Heritage Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized appreciation acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund
Evergreen Institutional Money Market Fund
Value of Net Assets Acquired
$5,222,668,670
Number of Shares Issued
4,163,101,010 Institutional Class
1,059,054,086 Service Class
Acquired Fund
Evergreen Prime Cash Management Money Market Fund
Value of Net Assets Acquired
$2,724,401,738
Number of Shares Issued
2,490,352,373 Institutional Class
237,164,447 Service Class

The aggregate net assets of the Heritage Money Market Fund immediately before and after the acquisitions were $34,308,360,606 and $42,255,431,014, respectively. Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Heritage Money Market Fund, Heritage Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been

Net investment income $34,328,084
Net realized and unrealized gains (losses) on investments $ 350,472
Net increase in net assets resulting from operations $34,678,556

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Institutional Money Market Fund and Evergreen Prime Cash Management Money Market Fund that have been included in Heritage Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Money Market Fund

After the close of business on July 9, 2010, Money Market Fund acquired the net assets of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund at an exchange ratio of 1.00. Shareholders holding Class A, Class B, Class C, Class I and Class S shares of Evergreen Money Market Fund received Class A, Class B, Class C, Service Class and Daily Class shares, respectively, of Money Market Fund in the reorganization. Existing shareholders of Wells Fargo Advantage Overland Express Sweep Fund received Daily Class shares of Money Market Fund in the reorganization. The investment portfolio of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund with fair values of $2,358,958,301 and $1,410,238,573, respectively, and amortized costs of $2,358,958,301 and $1,410,238,573, respectively, at July 9, 2010, were the principal assets acquired by Money Market Fund. For financial reporting purposes, assets received and shares issued by Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund were carried forward to align ongoing reporting of Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized appreciation acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund
Evergreen Money Market Fund
Value of Net Assets Acquired

$2,351,836,681
Number of Shares Issued
847,570,175 Class A
41,175,793 Class B
28,053,474 Class C
884,677,740 Daily Class
550,070,447 Service Class
Acquired Fund
Wells Fargo Advantage Overland Express Sweep Fund
Value of Net Assets Acquired
$1,405,444,191
Number of Shares Issued
1,405,470,274 Daily Class

The aggregate net assets of the Money Market Fund immediately before and after the acquisitions were $5,906,118,088 and $9,663,398,960, respectively. Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Money Market Fund, Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been

Net investment income $ 493,561
Net realized and unrealized gains (losses) on investments $2,425,532
Net increase in net assets resulting from operations $2,919,093

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Money Market Fund and Wells Fargo Advantage Overland Express Sweep Fund that have been included in Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Treasury Plus Money Market Fund

After the close of business on July 9, 2010, Treasury Plus Money Market Fund acquired the net assets of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund at an exchange ratio of 1.00. Shareholders holding Class A, Class I and Class S shares of Evergreen Treasury Money Market Fund received Class A, Service Class and Sweep Class shares, respectively, of Treasury Plus Money Market Fund in the reorganization. Shareholders holding Class AD, Class IS, Class I, Class IN and Class P shares of Evergreen Institutional Treasury Money Market Fund received Institutional Class, Service Class, Institutional Class, Institutional Class and Service Class shares, respectively, of Treasury Plus Money Market Fund in the reorganization. The investment portfolio of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund with fair values of $912,239,952 and $4,245,469,766, respectively, and amortized costs of $912,239,952 and $4,245,469,766, respectively, at July 9, 2010, were the principal assets acquired by Treasury Plus Money Market Fund. For financial reporting purposes, assets received and shares issued by Treasury Plus Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund were carried forward to align ongoing reporting of Treasury Plus Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized appreciation acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund
Evergreen Treasury Money Market Fund
Value of Net Assets Acquired
$ 912,250,694
Number of Shares Issued
142,146,381 Class A

628,695,052 Service Class
142,739,343 Sweep Class
Acquired Fund
Evergreen Institutional Treasury Money Market Fund
Value of Net Assets Acquired
$4,246,942,611
Number of Shares Issued
3,285,966,431 Institutional Class
962, 955,612 Service Class

The aggregate net assets of the Treasury Plus Money Market Fund immediately before and after the acquisitions were $6,570,292,760 and $11,729,486,065, respectively. Assuming the acquisitions had been completed March 1, 2010, the beginning of the annual reporting period for Treasury Plus Money Market Fund, Treasury Plus Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been

Net investment income $675,645
Net realized and unrealized gains (losses) on investments $ 0
Net increase in net assets resulting from operations $675,645

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Treasury Money Market Fund and Evergreen Institutional Treasury Money Market Fund that have been included in Treasury Plus Money Market Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage 100% Treasury Money Market Fund

After the close of business on July 9, 2010, 100% Treasury Money Market Fund acquired the net assets of Evergreen Institutional 100% Treasury Money Market Fund. The purpose of the transaction was to combine 2 funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Institutional 100% Treasury Money Market Fund for 598,457,777 shares of 100% Treasury Money Market Fund valued at $598,529,190 at an exchange ratio of 1.00. Shareholders holding Class I and Class IS shares of Evergreen Institutional 100% Treasury Money Market Fund received Administrator Class and Service Class shares, respectively, of 100% Treasury Money Market Fund in the reorganization. The investment portfolio of Evergreen Institutional 100% Treasury Money Market Fund with a fair value of $598,561,496 and amortized cost of $598,561,496 at July 9, 2010 were the principal assets acquired by 100% Treasury Money Market Fund. The aggregate net assets of Evergreen Institutional 100% Treasury Money Market Fund and 100% Treasury Money Market Fund immediately prior to the acquisition were $598,529,190 and $8,130,274,497, respectively. The aggregate net assets of 100% Treasury Money Market Fund immediately after the acquisition were $8,728,803,687. For financial reporting purposes, assets received and shares issued by 100% Treasury Money Market Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Institutional 100% Treasury Money Market Fund was carried forward to align ongoing reporting of 100% Treasury Money Market Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed March 1, 2010, the beginning of the annual reporting period for 100% Treasury Money Market Fund, 100% Treasury Money Market Fund's pro forma results of operations for the six months ended August 31, 2010 would have been:

Net investment income $233,630
Net realized and unrealized gains (losses) on investments $203,454
Net increase(decrease) in net assets resulting from operations $437,084

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Institutional 100% Treasury Money Market Fund that have been included in 100% Treasury Money Market Fund's Statement of Operations since July 12, 2010.